Exhibit 3.62

CERTIFICATE OF LIMITED PARTNERSHIP

OF

SCS MATERIALS, L.P.

This Certificate of Limited Partnership is prepared in accordance with Article 6132a-1 of Vernon’s Civil Statutes.

1. The name of the limited partnership is SCS Materials, L.P.

2. The address of the registered office and the name and the address of the registered agent for service of process required to be maintained by Section I 06 of the Texas Revised Limited Partnership Act (“Act”) is: Eddie Smith, 915 Hills Creek Drive, McKinney, Texas 75070.

3. The address of the principal office in the United States where records are to be kept or made available under Section 1.07 of the Act is: 915 Hills Creek Drive, McKinney, Texas 75070.

4. The name, mailing address, and street address of the business or residence of the general partner is Smith Crushed Stone, Inc., 915 Hills Creek Drive, McKinney, Texas 75070.

SCS Materials, L.P.

By:	Smith Crushed Stone, Inc., general partner

By:	/s/ Eddie Smith
Name: Eddie Smith Office: President